[redacted]

SE 15047999 MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
194

*KH 3/9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr NE
(No. and Street)

Cedar Rapids	Iowa	52402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett — 319-393-9541 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larson Allen LLP
(Name – *if individual, state last, first, middle name*)

600 3rd Ave, Ste 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3k

OATH OR AFFIRMATION

I, R Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
JODI COX
COMMISSION NUMBER 710249
MY COMMISSION EXPIRES:
05-24-2016

Signature

President

Title

Jodi Cox

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditors' Report	1
Financial Statement	
Statement of financial condition	2
Notes to statement of financial condition	3-5

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Nations Financial Group
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Nations Financial Group as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Nations Financial Group's management is responsible for this financial statement. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Nations Financial Group as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Saint Joseph, Missouri
February 26, 2015

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2014

Assets		
Cash and Cash Equivalents		$ 875,238
Certificate of Deposit		$ 100,000
Receivables		
Due from clearing broker	$ 200,670	
Due from registered representatives	43,181	
Commissions and fees	74,614	318,465
Deposit with Clearing Broker		107,863
Office Equipment	17,791	
Less accumulated depreciation	890	16,901
Other Assets		75,349
		$ 1,493,816

Liabilities And Stockholders' Equity		
Liabilities		
Payables:		
Commissions	$ 724,015	
Accounts payable, trade	94,864	
Accrued expenses and other liabilities	53,807	$ 872,686
Stockholders' Equity		
Capital stock, Class A, common, .0001 par value, authorized 1,000,000 shares; issued 250,000 shares	25	
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 244,390 shares,	25	
Additional paid-in capital	247,145	
Retained earnings	373,935	621,130
		$ 1,493,816

See notes to the statement of financial condition

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) with 38 offices located throughout the United States. The Company also uses the name Frontier Investment Services for services provided to individual retail customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and claims exemption from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company does not otherwise hold funds or securities for, or owe money or securities to, clients The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Accounts receivable: The Company reports all receivables at gross amounts due from customers. Historical losses related to accounts receivable have been insignificant, therefore, an allowance related to accounts receivable is not considered necessary. The Company's policy is not to accrue interest on accounts receivable. Receivables due from registered representatives are typically collected within 45 days and the majority of these receivables are collected when they are netted against commissions due to registered representatives.

Property, plant and equipment: The Company has adopted a $5,000 capitalization policy. During the year ended December 31, 2014, the Company placed in service, computer equipment costing $17,791. The equipment is carried at cost and depreciation is computed by the 200% declining balance method over 5 years. The Company has certain assets that have been capitalized and are fully depreciated and removed from the financial statements.

Recognition of revenue: Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

Note 2. Transactions with Clearing Broker

The agreement with the clearing broker provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $474,800 which was $416,621 in excess of its required net capital of $58,179. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Commissions receivable represent amounts due to the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 5. Related Party Transactions

During 2013 NFGI Holding Corp was formed. Effective January 1, 2014, NFGI Holding Corp established a holding company structure whereby Nations Financial Group, Inc. became the Subsidiary of NFGI Holding Corp through an exchange in which the holders of the Subsidiary Voting Stock would exchange their shares for an equal number of shares of NFGI Holding Corp Non-Voting Stock.

Effective April 1, 2014 NFGI Holding Corp entered into a Redemption Agreement ("Agreement") with all of its shareholders except R Scott Bennett (the "Redeeming Shareholders") whereby the Redeeming Shareholders agreed to sell and transfer all of their outstanding shares of NFGI Holding Corp to NFGI Holding Corp.

The Company leases office space from a company that, prior to the above redemption, was affiliated through common ownership. The lease renews on a year to year basis, renewable August 1 each year. The Company also shares in the cost of mailing and cable television expenses with the same former affiliate. The Company has included $6,622 in prepaid rent and $371 in payables for other services to the former affiliate in the financial statements ended December 31, 2014.

Note 6. Commitments

The Company is obligated under a lease for office space with a former related party affiliate (see Note 5), which expires July 31, 2015.

Note 7. Employee Benefits

The Company has a 401(k) plan for all employees who have attained age 21 and completed three months of service. A participant may elect to defer up to 100% of compensation on a pre-tax basis up to the maximum amount allowed by the Internal Revenue Service. The Company makes matching contributions in an amount equal to 35% of each participant's contributions that are not in excess of 10% of the participant's compensation. The company also makes a safe harbor contribution to the 401(k) plan in an amount not less than three percent of each participant's compensation.

Note 8. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2014, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to US federal, state and local tax examinations by tax authorities for years before 2011.

Note 9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date in which the financial statements were issued. On February 12, 2015 the Company declared a dividend of $60,000, payable to shareholders of record as of February 12, 2015. The dividend was paid February 12, 2015.

The Company entered into a copier lease effective January 31, 2015 which expires January 31, 2020. The future minimum lease payments are $9,810.